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                                                              Exhibit (h)(9)(c)

MORGAN STANLEY DEAN WITTER

                                                  MORGAN STANLEY DEAN WIITER
                                                  INVESTMENT MANAGEMENT
                                                  1221 AVENUE OF THE AMERICAS
                                                  NEW YORK, NEW YORK 10020
                                                  (212) 762-4000

May 1, 2000

Ms. Lori Guadagno
AIG Life Insurance Company
One Alico Plaza
Wilmington, Delaware 19801

Dear Ms. Guadagno:

We are pleased to have entered into agreements with AIG Life Insurance Company (the "Company") dated May 15, 1998 and December 31, 1998, providing for the purchase by the Company of shares of The Universal Institutional Funds, Inc. (the "Fund," formerly Morgan Stanley Dean Witter Universal Funds, Inc.) for its separate accounts to fund variable annuity contract and variable life policy benefits (each a "Participation Agreement").

This letter agreement shall supercede and replace the letter agreement dated December 31, 1998 among the parties hereto.

In recognition of the fact that the Company will provide various administrative services in connection with the issuance of variable annuity contracts and variable life insurance policies and the fact that we (or our affiliates), as investment advisers and administrators to the Fund will not incur administrative expenses that we would otherwise incur in servicing large numbers of investors in the Fund (such as shareholder communication, record keeping and postage expenses), we will pay to the Company, during the term of each Participation Agreement, a quarterly fee at the annual rate of . % of the assets invested in the then offered portfolios of the Fund (other than the Money Market Portfolio) under the variable life and variable annuity contracts sold by the Company. In addition, we will pay the Company during the term of each Participation Agreement a quarterly fee at the annual rate of . % of the assets invested in the Money Market Portfolio of the Fund under the variable life and variable annuity contracts sold by the Company.

The determination of applicable assets shall be made by averaging the daily net assets attributable to the Company's variable annuity contracts and/or variable life insurance policies of each applicable portfolio for the quarter then ended. Payment will be made on a quarterly basis during the month following the end of each quarter.

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                                                     MORGAN STANLEY DEAN WITTER
                                                          INVESTMENT MANAGEMENT

If you agree to the foregoing, please have the enclosed copy of this letter executed on behalf of the Company and return it to Stefanie Chang-Yu at Morgan Stanley Dean Witter Investment Management Inc., 1221 Avenue of the Americas, New York, New York 10020.

Sincerely,

MORGAN STANLEY DEAN WITTER
INVESTMENT MANAGEMENT INC.

By:  /s/ Marna C. Whittington
     ---------------------------------
     Name: Marna C. Whittington
     Title: Managing Director

MILLER ANDERSON & SHERRERD, LLP

By:  /s/ Marna C. Whittington
     ---------------------------------
     Name: Marna C. Whittington
     Title: Managing Director

AGREED

AIG LIFE INSURANCE COMPANY

By:  /s/ Michele L. Abruzzo
     ---------------------------------
     Name: Michele L. Abruzzo
     Title: Senior Executive Vice President